EX – 99.77q2

COMPLIANCE WITH SECTION 16 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 require the Company’s directors, officers and persons who beneficially own more than 10 percent of the Company’s Common Shares to file reports of ownership of the Company’s Common Shares and changes in such ownership on Forms 3,4, and 5 with the Commission. Such persons are required by SEC regulations to furnish the Company with copies of all such filings. Based solely upon a review of the copies of such forms furnished and except as noted below, the Company does not know of any director, officer or person who beneficially owns more than 10 percent of the Company’s Common Shares who, during the Company’s last fiscal year, failed to file on a timely basis the required reports. Mr. Pegge did not timely report a change in ownership on two Form 4 filings and Mr. Nardolillo filed a late Form 3.